Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	25,927	24,570	23,092	74,161	67,524	90,791
Other income, net	611	570	827	1,657	2,189	2,803
Total Income	26,538	25,140	23,919	75,818	69,713	93,594
Expenses
Employee benefit expenses	14,097	13,400	12,994	41,101	37,971	50,887
Cost of technical sub-contractors	1,839	1,634	1,721	5,099	5,010	6,714
Travel expenses	126	151	617	393	2,043	2,710
Cost of software packages and others	1,150	1,108	651	3,151	1,947	2,703
Communication expenses	163	162	132	488	389	528
Consultancy and professional charges	319	286	362	866	996	1,326
Depreciation and amortisation expenses	826	855	737	2,436	2,144	2,893
Finance cost	49	48	42	145	125	170
Other expenses	818	746	814	2,445	2,577	3,656
Total expenses	19,387	18,390	18,070	56,124	53,202	71,587
Profit before tax	7,151	6,750	5,849	19,694	16,511	22,007
Tax expense:
Current tax	1,927	1,763	1,492	5,011	4,440	5,775
Deferred tax	9	129	(109)	338	(233)	(407)
Profit for the period	5,215	4,858	4,466	14,345	12,304	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	126	7	(120)	280	(159)	(180)
Equity instruments through other comprehensive income, net	116	(5)	(36)	110	(31)	(33)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(22)	27	(29)	(1)	(36)	(36)
Exchange differences on translation of foreign operations	211	21	151	396	141	378
Fair value changes on investments, net	26	(45)	(11)	35	7	22
Total other comprehensive income/(loss), net of tax	457	5	(45)	820	(78)	151
Total comprehensive income for the period	5,672	4,863	4,421	15,165	12,226	16,790
Profit attributable to:
Owners of the company	5,197	4,845	4,457	14,275	12,273	16,594
Non-controlling interest	18	13	9	70	31	45
	5,215	4,858	4,466	14,345	12,304	16,639
Total comprehensive income attributable to:
Owners of the company	5,647	4,847	4,406	15,081	12,187	16,732
Non-controlling interest	25	16	15	84	39	58
	5,672	4,863	4,421	15,165	12,226	16,790
Paid up share capital (par value 5/- each, fully paid)	2,123	2,123	2,122	2,123	2,122	2,122
Other equity *#	63,328	63,328	62,778	63,328	62,778	63,328
Earnings per equity share (par value 5/- each)**
Basic (₹)	12.25	11.42	10.51	33.65	28.79	38.97
Diluted (₹)	12.23	11.40	10.50	33.59	28.74	38.91

*	Balances for the quarter and nine months ended December 31, 2020 and quarter ended September 30, 2020 represent balances as per the audited Balance Sheet for the year ended March 31, 2020 and balances for the quarter and nine months ended December 31, 2019 represent balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2020, quarter ended September 30, 2020 and quarter and nine months ended December 31, 2019.

#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and nine months ended December 31, 2020 have been taken on record by the Board of Directors at its meeting held on January 13, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

c)	Retirement of Independent Director

The Board took on record the retirement of Dr. Punita Kumar – Sinha, Independent Director (DIN: 05229262) effective January 13, 2021 (close of business hours) upon completion of her tenure. Her term of appointment was from January 14, 2016 till January 13, 2021. Consequent to her retirement, the composition of the Board and its Committees have been revised and will continue to be in compliance with the requirements of applicable laws.

d)	Acquisitions

GuideVision, s.r.o

On October 1, 2020, Infy Consulting Company Limited (a wholly-owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o , a ServiceNow Elite Partner in Europe for a total consideration of upto Euro 31 million (approximately 266 crore), comprising cash consideration of Euro 21 million (approximately 180 crore), contingent consideration upto Euro 4 million (approximately ₹36 crore) and retention payouts upto Euro 6 million (approximately 50 crore), to the employees of GuideVision s.r.o over the next three years, subject to their continued employment with the group along with achievement of set targets for the respective years. GuideVision is an enterprise service management consultancy specialized in offering strategic advisory, consulting, implementations, training and support on the ServiceNow platform. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill amounting to 102 crore.

Kaleidoscope Animations, Inc.

On October 9, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Kaleidoscope Animations, Inc. a US based product design and development services focused primarily on medical devices, for a total consideration of upto $43 million (approximately ₹320 crore), comprising cash consideration of $30 million (approximately 224 crore), contingent consideration upto $12 million (approximately 91 crore) and retention payouts upto $1 million (approximately 5 crore), to the employees of Kaleidoscope Animations, Inc over the next three years, subject to their continued employment with the group along with achievement of set targets for the respective years. This acquisition is expected to strengthen Infosys digital offerings at the intersection of new software technologies, consumer products and medical devices. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill amounting to 164 crore.

Blue Acorn iCi Group (through acquisition of Beringer Capital Digital Group Inc and Beringer Commerce Inc) :

On October 27, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics for a cash consideration of $121 million (approximately 899 crore) , adjusted for closing cash and customary closing adjustments and retention bonus upto $9 million (approximately 67 crore) payable to the employees of Blue Acorn iCi over the next two to three years, subject to their continued employment with the group along with achievement of set targets for the respective years. Blue Acorn iCi brings to Infosys, cross-technology capabilities through the convergence of customer experience, digital commerce, analytics, and experience driven commerce services. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill amounting to 490 crore.

e)	Business transfer - Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. The company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statement. Subsequently, the Board of Skava has approved voluntary winding up of the entity.

f)	Update on employee stock grants

i. The Board, on January 13, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of 3.25 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2021.

ii. Based on the recommendations of the Nomination and Remuneration Committee, the Board, on January 13, 2021 under the 2015 Plan, approved an annual time-based RSU having a market value of 1.75 crore to a KMP, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2021.

iii. Based on the recommendations of the Nomination and Remuneration Committee, the Board in its meeting held on January 13, 2021 approved the grant of 99,750 RSUs to eligible employees under the 2015 Plan. The grant date for these RSUs is February 1, 2021. The RSUs would vest over a period of two to four years.

g)	On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. The Company submitted its last response on May 15, 2020.

h)	The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period when the Code becomes effective.

2. Information on dividends for the quarter and nine months ended December 31, 2020

The Board of Directors declared an interim dividend of 12/- (par value of 5/- each) per equity share on October 14, 2020 and the same was paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

    (in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Dividend per share (par value 5/- each)
Interim dividend	–	12.00	–	12.00	8.00	8.00
Final dividend	–	–	–	–	–	9.50

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Revenue by business segment
Financial Services (1)	8,578	7,871	7,274	23,905	21,344	28,625
Retail (2)	3,801	3,651	3,530	10,844	10,413	14,035
Communication (3)	3,215	3,093	3,002	9,472	8,966	11,984
Energy, Utilities, Resources and Services	3,251	3,027	2,948	9,306	8,744	11,736
Manufacturing	2,416	2,241	2,378	6,913	6,768	9,131
Hi-Tech	2,130	2,244	1,749	6,436	5,141	6,972
Life Sciences (4)	1,827	1,672	1,559	5,074	4,353	5,837
All other segments (5)	709	771	652	2,211	1,795	2,471
Total	25,927	24,570	23,092	74,161	67,524	90,791
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	25,927	24,570	23,092	74,161	67,524	90,791
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,346	2,360	1,863	6,706	5,444	7,306
Retail (2)	1,384	1,300	1,084	3,733	3,154	4,212
Communication (3)	803	663	618	2,085	1,863	2,424
Energy, Utilities , Resources and Services	943	825	818	2,620	2,360	3,216
Manufacturing	696	655	581	1,856	1,503	2,059
Hi-Tech	629	669	411	1,896	1,172	1,604
Life Sciences (4)	568	565	417	1,609	1,087	1,431
All other segments (5)	46	46	15	113	27	64
Total	7,415	7,083	5,807	20,618	16,610	22,316
Less: Other Unallocable expenditure	826	855	743	2,436	2,163	2,942
Add: Unallocable other income	611	570	827	1,657	2,189	2,803
Less: Finance cost	49	48	42	145	125	170
Profit before tax and non-controlling interests	7,151	6,750	5,849	19,694	16,511	22,007

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Revenue from operations	22,043	21,046	20,064	63,415	58,860	79,047
Profit before tax	6,894	6,163	5,405	18,436	15,348	20,477
Profit for the period	5,083	4,497	4,076	13,588	11,474	15,543

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India January 13, 2021	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2020, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,516	3,312	3,243	9,948	9,583	12,780
Cost of sales	2,275	2,125	2,159	6,471	6,420	8,552
Gross profit	1,241	1,187	1,084	3,477	3,163	4,228
Operating expenses	348	347	373	1,036	1,114	1,504
Operating profit	893	840	711	2,441	2,049	2,724
Other income, net	83	76	116	222	312	395
Finance cost	6	6	6	19	18	24
Profit before income taxes	970	910	821	2,644	2,343	3,095
Income tax expense	263	255	194	718	597	757
Net profit	707	655	627	1,926	1,746	2,338
Earnings per equity share *
Basic	0.17	0.15	0.15	0.45	0.41	0.55
Diluted	0.17	0.15	0.15	0.45	0.41	0.55
Total assets	13,869	13,363	12,110	13,869	12,110	12,260
Cash and cash equivalents and current investments	3,476	3,526	2,853	3,476	2,853	3,080

*	EPS is not annualized for the quarter and nine months ended December 31, 2020, quarter ended September 30, 2020 and quarter and nine months ended December 31, 2019.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.